Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 14, 2014

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Pzena Mid Cap Focused Value Fund (S000044707)
Pzena Emerging Markets Focused Value Fund (S000044708)
Pzena Long/Short Value Fund (S000044709)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of March 3, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 558 to its registration statement.  PEA No. 558 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on January 13, 2014 for the purpose of registering three new series to the Trust: Pzena Mid Cap Focused Value Fund, Pzena Emerging Markets Focused Value Fund and Pzena Long/Short Value Fund (formerly, filed as the “Pzena Long/Short Focused Value Fund”) (the “Funds”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus - Summary Section

1.
Staff Comment:  In the Fees and Expenses of the Fund section, for all Funds, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Third Avenue Trust (e.g., Third Avenue International Value Fund), Schroder Series Trust (e.g., Schroder U.S. Small and Mid Cap Opportunities Fund) and Prudential Investment Portfolios (e.g., Prudential Jennison Rising Dividend Fund and Prudential Muni High Income Fund).

2.
Staff Comment:  For the Pzena Mid Cap Focused Value Fund, in the Principal Investment Strategies section on page 2, the second sentence states that the “Fund defines a ‘mid-cap’ company as an issuer whose market capitalization falls between the 201st to 1,200th largest market capitalization of U.S. listed, publicly traded companies…” The Staff requests that the Trust explain why the Adviser believes that companies within the 201st to 1,200th largest market capitalization are an appropriate range for mid cap companies, as the number at the end of this range seems large.

Response:  The Trust responds by revising the sentence as shown below, and by stating that this methodology and range is consistent with the range of securities in the Russell Midcap® Index. Russell defines its midcap universe as those companies numbered from 201-1,000 based on descending total market capitalization.  The Russell Midcap® Index is a subset of the Russell 1000® Index.  The Russell Midcap® Index had a capitalization range of approximately $2.6 billion to $19.6 billion at May 31, 2013.   Russell reconstitutes its index once a year, in June.

“The Fund defines a ‘mid-cap’ company as an issuer whose market capitalization falls primarily between the 201st to 1,200th largest market capitalization of U.S. listed, publicly traded companies…”

3.
Staff Comment: For the Pzena Mid Cap Focused Value Fund, in the Principal Risks section beginning on page 4, with regard to New Fund Risk, the Staff requests confirmation that the Adviser has previously managed mutual funds.

Response: The Trust responds supplementally by confirming that the Adviser, Pzena Investment Management, LLC, has previously managed, and currently manages, mutual funds in a sub-advisory capacity.

4.
Staff Comment: For the Pzena Emerging Markets Focused Value Fund, in the Principal Investment Strategies section on page 8, in the second sentence the Staff requests that the Trust describe the types of countries that are included as emerging markets countries beyond providing the indices.

Response: The Trust responds by revising the sentence as follows, “Emerging market companies are generally located in, or operating within, newly industrialized countries or countries in the beginning stages of development, such as most countries in Africa, Asia, Latin America, the Middle East and eastern Europe. This includes companies located in, or primarily operating from, countries in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index and MSCI Frontier Emerging Markets Index.

5.
Staff Comment: For the Pzena Emerging Markets Focused Value Fund, in the Principal Investment Strategies section on page 8, in the third sentence the Staff requests that the Trust provide context for the “1,500 largest companies.”

Response: The Trust responds by revising the sentence as follows, “In managing the Fund’s assets, the Adviser will follow a classic value strategy and will look to invest in companies ~~where~~ whose market capitalization is primarily among the 1,500 largest emerging markets companies as determined by the Adviser from publicly available data sources at the time of purchase.”

6.
Staff Comment: For the Pzena Emerging Markets Focused Value Fund, in the Principal Investment Strategies section on page 8, in the fourth sentence with regard to the “40 to 80 stocks,” the Staff requests that the Trust explains what “focused” means as it relates to the Fund’s name, in light of the 40 to 80 stocks.

Response: The Trust responds by stating that the Fund is investing in (or focused on, as a central point of attention) the deepest value opportunities.  Depending on market conditions, this number can vary.  This range allows the Fund the proper level of diversification while maintaining a portfolio of the most attractive opportunities.

7.
Staff Comment: For the Pzena Emerging Markets Focused Value Fund, in the Principal Risks section beginning on page 8, with regard to the P-Note Risk, the Staff recommends adding a statement about counterparty risk to align the P-Note Risk with later risk disclosure.

Response: The Trust responds by adding the following sentence as the last sentence in the P-Note Risk paragraph on page 9, “In addition, P-Notes are subject to counterparty risk, which is the risk that the broker-dealer or bank that issues the P-Notes will not fulfill its contractual obligation to complete the transaction with the Fund.”

8.
Staff Comment: For the Pzena Long/Short Value Fund, in the Principal Investment Strategies section on page 12, in the last sentence of the first paragraph the Staff notes that the term “U.S. listed companies” seems to include “foreign companies that trade on U.S. exchanges.” If this is the case, please consider modifying the sentence as follows: ~~Though t~~The Fund will primarily invest in U.S. listed companies, ~~it may also invest~~ including up to 20% of its net assets in shares of foreign companies that trade on U.S. exchanges.  If this is incorrect, the Staff requests clarification as to the meaning of this sentence, the extent to which the Fund may invest in foreign securities, and the Fund’s definition of foreign securities.

Response:  The Trust responds by revising the sentence as suggested:  “~~Though t~~The Fund will primarily invest in U.S. listed companies, ~~it may also invest~~ including up to 20% of its net assets in shares of foreign companies that trade on U.S. exchanges.”

9.
Staff Comment: For the Pzena Long/Short Value Fund, in the Principal Investment Strategies section on page 12, in the same sentence as the previous comment, the Staff requests clarification as to any market caps that may or may not apply to “U.S. listed companies.”

Response: The Trust responds by revising the sentence as follows: “~~Though t~~The Fund will primarily invest in U.S. listed companies among the largest 1,000 ranked companies by market capitalization, ~~it may also invest~~ including up to 20% of its net assets in shares of foreign companies that trade on U.S. exchanges.”

10.
Staff Comment: For the Pzena Long/Short Value Fund, in the Principal Risks on page 13 and in the Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings section, in the Principal Risks on page 21, the Staff notes that the Fund includes a “Portfolio Turnover Risk” and requests that the Trust add frequent trading as a principal investment strategy.

Response: The Trust responds by adding the following sentence in the Pzena Long/Short Value Fund’s principal investment strategies in the Summary Section and the Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings section:  “The Long/Short Fund expects to engage in frequent trading of the Fund’s portfolio securities.”

Prospectus

11.
Staff Comment: In the Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings section for the Pzena Long/Short Value Fund on page 16, in the last sentence of the second paragraph, the Staff requests clarification as to what portion of the portfolio may be sold short.  In other words, what will the net long position be in the Fund?

Response: The Trust responds by stating that the Fund will be, on average, 110% long and 60% short, for a net long position of 50%.  This information will be added to the Principal Investment Strategies.

12.
Staff Comment: In the Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings section, in the Principal Investment Strategies Common to the Funds section on page 16, under Foreign Securities, the Trust states that:  “The Mid Cap Fund and Long/Short Fund will invest primarily in domestic U.S. securities but reserve the right to invest up to 20% of their net assets in ADRs, dollar-denominated foreign securities, or directly in foreign securities.  The Adviser includes as a U.S. issuer a company that maintains its principal place of business in the United States; has at least 50% of their assets, revenues or earnings in the United States; or is listed on a U.S. exchange.”  In conjunction with Comment #8 above, the Staff requests that the Trust clarify the extent to which the Pzena Mid Cap Focused Value Fund and the Pzena Long/Short Value Fund may invest in foreign securities, the Funds’ definition of foreign securities, and the Funds’ definition(s) of domestic U.S. securities and/or U.S. issuer and also asks that disclosure be reconciled for each Fund between this section and the summary section.

Response: The Trust responds by modifying the sentence as follows:  “The Mid Cap Fund and Long/Short Fund will invest primarily in domestic U.S. securities including securities included in any U.S. index, but reserve the right to invest up to 20% of their net assets in ADRs or dollar-denominated foreign securities~~, or directly in foreign securities~~.  The Adviser includes as a U.S. issuer a company that maintains its principal place of business in the United States; has at least 50% of their assets, revenues or earnings in the United States; or is listed on a U.S. exchange or included in a U.S. index.”

13.
Staff Comment: In the Similarly Managed Account Performance section, on page 24 the third sentence under the first table, with regard to the Mid Cap Focused Value Fund’s prior performance, please clarify whether sales loads are included.

Response: The Trust responds by confirming that sales loads are not considered in the calculation of net rates of return, because sales loads are not applicable to separate accounts in the Mid Cap Composite.

14.
Staff Comment: In the Similarly Managed Account Performance section, on page 25 the second sentence under the table, with regard to the Pzena Long/Short Fund’s prior performance, please confirm, and disclose, that all expenses have been deducted including any expenses associated with short sales and dividends on securities sold short.

Response: The Trust responds by revising the sentence as follows, “Gross and net rates of return are net of the deduction of brokerage commissions and transaction costs, including expenses and dividends on securities sold short.

15.
Staff Comment: In the Similarly Managed Account Performance section, on page 25, with regard to the last sentence of the last paragraph of the section, the Staff requests clarification as to whether or not the performance information before 2013 has been verified and by whom and suggests that identification and consent by such party may be necessary as the sentence is currently drafted.  Alternatively, the last sentence may be removed as it is not required.

Response: The Trust responds by removing the sentence, “The 2013 performance information included has not yet been verified.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust